NO ACT

PE
12-16-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025135

Received SEC

JAN 10 2012

Washington, DC 20549

January 10, 2012

Lauren P. Reed
AT&T Inc.
lauren.reed@att.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-10-12

Re: AT&T Inc.
Incoming letter dated December 16, 2011

Dear Ms. Reed:

This is in response to your letter dated December 16, 2011 concerning the shareholder proposal submitted to AT&T by Ray T. Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 10, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 16, 2011

The proposal urges the board of directors to adopt a policy requiring that senior executives retain a significant percentage of stock acquired through AT&T's equity pay programs until one year following the termination of their employment and to report to shareholders regarding the policy.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that AT&T's policy compares favorably with the guidelines of the proposal and that AT&T has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal in its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sirimal R. Mukerjee
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: REED, LAUREN P (Legal) [lr0657@att.com]
Sent: Friday, December 16, 2011 4:01 PM
To: shareholderproposals
Cc: ***FISMA & OMB Memorandum M-07-16***
Subject: AT&T Inc. - Request to exclude shareholder proposal of John Chevedden
Attachments: MIDWEST-#119280-v1-(This is a copy)-LPR SEC Letter re Chevaddon proposal 12_16_11.PDF

Ladies and Gentlemen:

Please see attached request to exclude a shareholder proposal of John Chevedden.

Regards,
Lauren Reed

Lauren Passmore Reed
General Attorney
AT&T Services, Inc.
208 S. Akard St, Room 3107
Dallas, TX 75202
lauren.reed@att.com
214-757-1523 (w)

Lauren P. Reed
General Attorney
AT&T Inc.
208 S. Akard St., Rm 3107
Dallas, TX 75202
214-757-1523
Email: lw0657@att.com

1934 Act/Rule 14a-8

December 16, 2011

BY E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. – shareholder proposal submitted by John Chevedden

Dear Sir or Madam:

The letter and the material enclosed herewith are submitted on behalf of AT&T Inc., a Delaware corporation ("AT&T") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. AT&T has received a shareholder proposal (the "Proposal") from John Chevedden on behalf of Ray Chevedden, as Trustee of the Ray T. Chevedden and Veronica G. Chevedden Family Trust (the "Proponent"), for inclusion in AT&T's 2012 proxy materials. A copy of the Proposal and related correspondence is attached hereto as Exhibit A. We have submitted this letter, together with the Proposal and the Proponent's related correspondence, to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. For the reasons stated below, AT&T intends to omit the proposal from its 2012 proxy materials.

A copy of this letter and the attachments are being sent concurrently to the Proponent advising him of AT&T's intention to omit the proposal from its proxy materials for the 2012 Annual Meeting.

The Proposal

On November 9, 2011, AT&T received the Proposal from the Proponent, part of which reads as follows:

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that our executive pay committee adopt a percentage of 25% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and

should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

As a minimum this policy asks for a retention policy going forward, although the preference is for immediate implementation to the fullest extent possible.

The Proposal May be Omitted from the Proxy Statement Pursuant to Rule 14a-8(i)(10)

The Proposal may be properly omitted from the 2012 proxy materials under rule 14a-8(i)(10) as having been "substantially implemented." AT&T's Equity Retention and Hedging Policy attached hereto as Exhibit B (the "Policy") contains substantially, if not all, of the requirements requested by the Proponent in the Proposal.

The Proposal contains the following guidelines: (a) that senior executives retain 25% of their stock until one year following the termination of their employment, (b) that the policy should apply to future grants and awards of equity pay going forward or immediately, and (c) that the policy should prohibit hedging transactions. The Policy implements all three of the guidelines included in the Proposal: (i) senior executives will retain 25% (after taxes and exercise costs) of their AT&T stock received under an incentive, equity or option award, until one year after termination of employment with AT&T, (ii) the policy applies to any AT&T stock received by a senior executive under an incentive, equity or option award granted after January 1, 2012, and (iii) the Policy prohibits executive officers from hedging AT&T stock and restates existing stock ownership guidelines.

Due to the adoption of the Policy by the Human Resources Committee of the Board of AT&T Inc. on December 15, 2011, the Proposal has been substantially implemented. On December 16, 2011, AT&T filed an 8-K with the Commission disclosing the Policy.

In *Release No. 34-20091* (August 16, 1983) the Commission stated that a registrant may properly exclude a proposal under what is now Rule 14a-8(i)(10) where the company has substantially implemented the proposal. The purpose of the rule is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *Release No. 34-12598* (July 7, 1976)(addressing Rule 14a-8(c)(10) the predecessor rule to Rule 14a-8(i)(10)). The Commission has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Starbucks Corporation* (December 1, 2011), *Exelon Corp.* (February 26, 2010); *Anheuser-Busch Companies, Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Masco Corp.* (March 29, 1999). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp. (Burt)* (March 23, 2009); *Exxon Mobil Corp.* (January 24, 2001); *The Gap, Inc.* (March 8, 1996).

As the Policy meets all three of the Proponent's guidelines in the Proposal and by doing so addresses the underlying concerns and objectives, the Proposal is properly excludable from AT&T's proxy materials under Rule 14a-8(i)(10).

* * *

In view of the foregoing, AT&T respectfully requests that the Staff confirms that AT&T may properly omit the Proposal from its proxy materials for the 2012 Annual Meeting under Rule 14a-8. If you have any questions or need additional information, please contact me at (214) 757-1523.

Sincerely,

Lauren P. Reed

Lauren P. Reed
General Attorney

Enclosures

cc: John Chevedden (by e-mail) FISMA & OMB Memorandum M-07-16***

EXHIBIT A

Ray T. Chevedden

FISMA & OMB Memorandum M-07-16

Mr. Randall L. Stephenson
Chairman of the Board
AT&T Inc. (T)
208 S Akard St
Dallas TX 75202

Dear Mr. Stephenson,

I purchased and hold stock in our company because I believe our company has greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Ray T. Chevedden — November 9, 2011

Ray T. Chevedden — Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Ann Effinger Meuleman
Corporate Secretary
Phone: 210 821-4105
FX: 214-746-2273
Paul Wilson <paul.wilson.7@att.com>
Dru Cessac <dc7362@att.com>
Phyllis A. Siekmann, <PS0148@att.com>
Richard G. Lindner <Richard.Lindner@att.com>

[T: Rule 14a-8 Proposal, November 11, 2011]

3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that our executive pay committee adopt a percentage of 25% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

As a minimum this proposal asks for a retention policy going forward, although the preference is for immediate implementation to the fullest extent possible.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after employment termination would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that at least hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, rated our company to "D" with "High Governance Risk," and "Very High Concern" for executive pay. Our Named Executive Officers received from $8 million to $28 million each: Richard Lindner, Wayne Watts, John Stankey, Rafael de la Vega and Randall Stephenson. The Corporate Library said our company's executive pay policies were not sufficiently linked to company performance and were not aligned with shareholder interests.

James Kelly and Reuben Anderson were "Flagged (Problem) Directors" according to The Corporate Library due to their directorships leading up to the bankruptcy of Dana Corporation and Mississippi Chemical Corporation respectively. Nonetheless Mr. Kelly was allowed to serve on our Audit and Nominating Committees. Three-fourths of our Nomination committee had long-tenure which is an independence concern.

Shareholder proposals often obtain significant support at our company. For instance the 2011 shareholder proposal to enable 10% of shareholders to call a special meeting by William Steiner received our 43%-support.

Please encourage our board to respond positively to this proposal: **Executives To Retain Significant Stock – Yes on 3.***

Notes:
Ray T. Chevedden, ***FISMA & OMB Memorandum M-07-16*** submitted this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

EXHIBIT B

AT&T Inc.
Equity Retention and Hedging Policy

AT&T believes in aligning the long-term interests of officers with those of stockholders. To further that goal and to serve as an example to employees throughout the company, the Human Resources Committee has adopted this Equity Retention and Hedging Policy (the "Policy").

Retention of Awards

Until one year after termination of their employment with AT&T and its affiliates, each Executive Officer shall retain 25% (after taxes and exercise costs) of the shares of common stock acquired by such officer under an incentive, equity, or option award granted to them after January 1, 2012, other than through a deferral plan.

This Policy applies to awards occurring after January 1, 2012, as follows:

- Restricted Stock Units, Restricted Stock and Performance Shares paid in stock — Commitment applies to the net shares issued to the Executive Officer after withholding taxes.
- Stock Options — Commitment applies to net option shares acquired upon exercise of stock options after withholding taxes.

Hedging of AT&T Stock

Our Executive Officers are prohibited from hedging their ownership of AT&T stock, including trading in publicly-traded options, puts, calls, or other derivative instruments related to AT&T stock. This policy against hedging will also apply after termination of employment with respect to stock awards that are required to be retained for one year after termination of employment.

Stock Ownership Guidelines

Officer-level employees of AT&T shall hold a minimum number of AT&T shares as set forth in the table below. Shares may be held directly, through a broker, or in a qualified or nonqualified deferral plan. Qualifying ownership shall include shares held by a spouse; members of the immediate family sharing the same household; or a trust where the employee or family member is a beneficiary.

Level	Ownership Guideline
CEO	6 X Base Salary
Executive Officers	Lesser of 3 X Base Salary or 50,000 Shares
Other Officer-Level Employees	Lesser of 1 X Base Salary or 25,000 Shares
Ownership levels must be achieved within five years from hire, promotion (including designation as an Executive Officer), or company acquisition.	